
02017964

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



PE 02/15/02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For February 15, 2002


PROCESSED
MAR 11 2002
THOMSON
FINANCIAL

LLOYDS TSB GROUP plc
(Translation of Registrant's Name Into English)

71 Lombard Street
London EC3P 3BS
United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

Lloyds TSB Group plc

INDEX TO EXHIBITS

Item

1. News Release of Lloyds TSB Group plc dated 15 February 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS TSB GROUP plc

Date: February 15, 2002

By: ______________________
Name: M D Oliver
Title: Director of Investor Relations

Lloyds TSB Group plc

2001 Results



Lloyds TSB

PRESENTATION OF RESULTS

In accordance with generally accepted accounting practice amongst listed insurance companies in the UK, the results of the Group's life and pensions business have been separately analysed between an operating profit, which includes investment earnings calculated using longer-term investment rates of return, and a profit before tax, separately identifying the short-term fluctuations in investment returns (page 46, note 5).

In addition there were other items affecting the Group's 2001 results when compared to 2000. During 2001 there were exceptional restructuring costs in support of the Group's extensive efficiency programme (page 33), acquisition costs relating to the proposed acquisition of Abbey National (page 48, note 8), a profit on the sale of Lloyds TSB Asset Management S.A. (page 48, note 9), and the impact of a provision for redress to past purchasers of pension policies ('pension provision'). During 2000 changes in the economic assumptions applied to our long-term assurance business (page 47, note 6) and a one-off charge relating to stakeholder pensions (page 47, note 7) were also significant. To facilitate comparisons of the results, certain financial information and commentaries have been presented on a 'business as usual operating profit' basis, which excludes the effect of these exceptional items.

CONTENTS

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the Registration Statement on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.

PERFORMANCE HIGHLIGHTS

Results – business as usual basis

- Total revenue increased by 10 per cent to £9,544 million.
- UK Retail Financial Services profit up £99 million, or 3 per cent, to £3,189 million.
- Operating profit up 6 per cent to £4,462 million from £4,195 million.
- Efficiency ratio improved to 42.9 per cent compared with 43.4 per cent in 2000.
- Profit attributable to shareholders increased by 8 per cent to £3,188 million.
- Earnings per share increased by 7 per cent to 57.6p.
- Economic profit increased by 6 per cent to £2,204 million.
- Post-tax return on average shareholders' equity 29.1 per cent.

Results – statutory basis

- Profit before tax decreased 8 per cent to £3,550 million from £3,860 million.
- If short-term fluctuations in investment returns were excluded, statutory profit before tax would have increased by 6 per cent to £4,198 million, from £3,954 million in 2000.
- Earnings per share decreased by 8 per cent to 45.2p.
- Total capital ratio 9.2 per cent, tier 1 capital ratio 8.4 per cent.
- Final dividend of 23.5p per share, making a total of 33.7p for the year, an increase of 10 per cent.

Other significant achievements during the year include:

- During 2001, the Group sold more products to more people than in any previous year.
- Customer lending grew by 7 per cent to £123 billion and customer deposits increased by 7 per cent to £109 billion.
- On a proforma weighted sales basis, new business premiums in the life and pensions business increased by 31 per cent.
- The Group has 1.8 million internet banking customers and *LloydsTSB.com* is one of the most visited financial services websites in Europe.
- The Group has improved market share in many key product areas.

Commenting on the results Lloyds TSB Group chairman, Maarten van den Bergh said: -

"I am pleased to be able to report that again the Group has performed well, particularly given the weakening economic backdrop in the UK and other global economies. A final dividend of 23.5p per share will be paid, making a total of 33.7p per share for the year; an increase of 10 per cent."

PROFIT BEFORE TAX BY MAIN BUSINESSES

	2001 **£m**	2000 £m	Increase (Decrease) %
UK Retail Banking	**633**	776	(18)
Mortgages	**955**	889	7
Insurance and Investments	**1,601**	1,425	12
UK Retail Financial Services	**3,189**	3,090	3
Wholesale Markets	**937**	746	26
International Banking	**444**	477	(7)
Central group items	**(108)**	(118)	
Business as usual operating profit	**4,462**	4,195	6
Short-term fluctuations in investment returns (page 46, note 5)	**(648)**	(94)	
Exceptional restructuring costs (page 33)	**(217)**	(188)	
Abbey National offer costs (page 48, note 8)	**(16)**	-	
Profit on sale of Lloyds TSB Asset Management S.A. (page 48, note 9)	**39**	-	
Pension provisions (page 20)	**(70)**	(100)	
Changes in economic assumptions (page 47, note 6)	**-**	127	
Stakeholder pension related charge (page 47, note 7)	**-**	(80)	
Statutory profit before tax	**3,550**	3,860	(8)

2000 figures have been restated to take account of the implementation of Financial Reporting Standard 18 'Accounting Policies' (page 45, note 1) and changes in internal transfer pricing. In addition, the Group's calculation of short-term fluctuations in investment returns has been modified, and comparatives restated, following experience.

GROUP CHIEF EXECUTIVE'S STATEMENT

The success of the Lloyds TSB Group in recent years has been undoubted. The combination of the skill, dedication and hard work of our 80,000 staff around the world, a large and discerning customer base, and some of the best brands in the financial services industry, together with our total focus on maximising value for shareholders, has helped to create an organisation valued at over £41 billion at the end of 2001, over three times more than our Group was worth just before the Lloyds TSB merger was announced in 1995.

However, that is history. It has no relevance except as an indicator that a proven track record will help us to deliver in the future. Our vision of the future is about a business which understands and meets the needs of our customers better and more effectively than any of our competitors. It is a vision of a business which creates value for all our customers, thus encouraging them to give us the privilege of looking after more of their business. If we continue to create value for the customer the natural outcome will be to maximise value for our shareholders, and the scope for growth remains substantial.

The Lloyds TSB Group benefits by having a total clarity of strategy. Our governing objective is to maximise shareholder value over time and the three strategic aims by which we have managed our business over recent years remain as relevant today as they have ever been.

First, we need to be a leader in our chosen markets; second, we need to be first choice for our customers by understanding and meeting their needs better than any of our competitors and, third, we need to drive down our day-to-day costs to improve our efficiency and to enable us to continue to invest for future growth. In addition, as we operate increasingly in a global market place, we need to be world-class in three vital areas: in customer relationship management, in the way we manage and lead our people, and in the way we manage change which is now an endemic and permanent part of business life.

Considerable progress has been made in the last 12 months to meet our strategic aims and world-class aspirations.

A leader in our chosen markets

We strengthened our position in the life and pensions market following the acquisition of Scottish Widows and we are seeing a growth in market share in what has been a troubled market in 2001. The acquisition of Chartered Trust has also given us market leadership in the asset finance business. We are now close to our overall objective of being in the top three in every market and business in which we operate. There is clear evidence that market leaders enjoy higher returns than other players.

First choice for our customers
We have made good progress in many areas by focusing on improving our service to customers. During 2001 we completed the implementation of a new online real-time personal banking system which has cost us £250 million over the last three years. Over the next 12-18 months we will complete the process of moving all correspondence and telephone calls out of branches to specialist service centres thus enabling staff in branches to do what they do best – to serve customers face-to-face. We have set ourselves a goal of raising customer service to record levels by the end of 2002, partly by increasing the number of customer facing staff, and to be demonstrably better than our major competitors by the end of 2003. We are totally committed to achieving that objective.

We recruited a record number of new customers during the year, our cross-selling rates are better than any of our peers and the level of customer attrition remains well below the industry average. We have continued to improve our product range and in 2001 the number of customers who chose to pay for their added value current accounts increased to over 3 million. Our successful segmentation strategies have been developed more fully in our retail, business banking and middle market corporate businesses. We have increased the average number of products our customers hold with us to 2.4 products per customer against an industry average today of some 1.9.

Driving down our day-to-day costs
We have continued to demonstrate our ability in this area by restricting cost growth to a lower level than income growth and by seeing absolute costs in the second half of 2001 at a lower level than in the first half of the year. In 2002 we will continue with our aim to drive down day-to-day costs and to help achieve this objective we are expanding our efficiency programme, with the objective of keeping 2002 business as usual cost growth to no more than the rate of inflation.

We have made good progress with our three strategic aims and we have also made progress with our three world class aspirations where we are seen as being world class in many aspects of customer relationship management; managing and leading our people; and managing change. The exciting thing about the future is the very real opportunity to excel even more in all these areas as we continue to grow our business.

So, how did our actions flow through into the figures for 2001?

Against a background of significant turbulence and uncertainty in global economies and stockmarkets, the Group has continued to perform well. On a business as usual basis, income rose by 10 per cent and operating profit increased by 6 per cent, with the trading profit before bad debts increasing by 11 per cent. Customer lending increased by 7 per cent, customer deposits increased by 7 per cent and the Group's efficiency ratio improved to 42.9 per cent. Our return on equity was 29.1 per cent and return on assets 1.84 per cent. Our statutory profits fell, but this was after adverse investment fluctuations following the substantial fall in the FTSE All-Share index. If these short-term investment fluctuations were excluded, our statutory profits would have increased by 6 per cent.

This good performance has been achieved against a background of significant change both internally and externally. Internally, the change and investment programmes in retail banking in particular have led to a lower retail banking profit figure in 2001, but with these programmes now largely behind us we are confident of robust profit growth in 2002. Our provisions were heavily influenced by an increase of £100 million in support of our exposure to the ongoing difficulties in Argentina, which we have taken as a prudent and precautionary measure. Asset quality remains good, our total non-performing debt is at similar levels to that seen last year and we remain well positioned to combat any potential downturn in the economy.

We announced at the end of January how Scottish Widows will in future deal with guaranteed annuity rate policies following the *Equitable Life vs Hyman* judgement. When we acquired Scottish Widows in March 2000, an Additional Account was set up within the With Profits Fund. This Account had a value, at 31 December 2001, of approximately £1.7 billion and is available to meet any additional costs of providing guaranteed benefits on transferred policies, including guaranteed annuity option policies. We expect that the Additional Account will be sufficient to meet this cost, as well as other contingencies. This action, which helps to protect both policyholders and shareholders, continues to demonstrate the prudence and strength of the Group.

Whilst our focus is on organic growth, we continue to review all opportunities for potential mergers or acquisitions. We remain very clear, however, that such transactions will have to add value for our shareholders.

Going forward, we have no shred of complacency. Our restless pursuit of perfection means we are cognisant of the challenges facing us – of the need to grow short-term profits whilst continuing to invest for the future; of the need to continue to develop our people and to get ever closer to understanding and meeting the needs of our customers; and of the need to maintain asset quality, grow quality income and optimally manage our costs. The organic opportunities for continued robust growth in the Group are very real, and we go forward with confidence to turn those opportunities into reality.

The Lloyds TSB Group is in good shape. We have a number of very strong divisions, all of which are substantial businesses in their own right and which continue to make a very significant contribution to the Group's overall earnings. We have developed the building blocks on which to grow our business and, notwithstanding the economic slowdown and the very competitive environment which now exists, we are confident of continuing to maximise value for our shareholders.

Peter Ellwood
Group Chief Executive

SUMMARY OF RESULTS

Results (business as usual basis)**	**2001** **£m**	2000* £m	Increase (Decrease) %
Total income	**9,544**	8,671	10
Operating expenses	**4,091**	3,764	9
Trading surplus	**5,453**	4,907	11
Provisions for bad and doubtful debts (excluding general provision re Argentina)	**692**	541	28
Operating profit	**4,462**	4,195	6
Profit attributable to shareholders	**3,188**	2,952	8
Economic profit (page 45, note 2)	**2,204**	2,081	6
Earnings per share (pence)	**57.6**	53.8	7
Post-tax return on average shareholders' equity (%)	**29.1**	30.5	
Results (statutory basis)			
Profit before tax	**3,550**	3,860	(8)
Earnings per share (pence)	**45.2**	49.3	(8)
Post-tax return on average shareholders' equity (%)	**23.5**	28.1	
Shareholder value			
Closing market price per share	**746p**	708p	5
Total market value of shareholders' equity	**£41.5bn**	£39.0bn	6
Dividends per share	**33.7p**	30.6p	10
Balance sheet	**£m**	£m	
Shareholders' equity	**10,760**	10,024	7
Total assets	**236,539**	219,113	8
Net assets per share (pence)	**191**	180	6
Risk asset ratios	**%**	%	
Total capital	**9.2**	9.4	
Tier 1 capital	**8.4**	8.5	

* restated for the effect of FRS 18 (page 45, note 1)

** excluding the impact of short-term fluctuations in investment returns, exceptional restructuring costs, Abbey National offer costs, profit on sale of Lloyds TSB Asset Management S.A., and pension provisions and, during 2000, changes in the economic assumptions applied to our long-term assurance business and a stakeholder pension related charge

REVIEW OF FINANCIAL PERFORMANCE

The Group's business as usual operating profit rose by £267 million, or 6 per cent, to £4,462 million from £4,195 million in 2000, a good performance against a weakening economic backdrop in the UK and other global economies, particularly in Argentina, and the impact on our business of lower stockmarkets. Total income on a business as usual basis increased by 10 per cent and even after allowing for the acquisition of businesses last year, the underlying growth in income was a very satisfactory 7 per cent. Total costs increased by 9 per cent but acquisitions accounted for 5 per cent of this increase. The remaining increase of 4 per cent primarily financed the increased sales volumes achieved during the year. Overall retail banking product sales were 14 per cent higher than in 2000.

Customer lending and deposits continue to grow well with increases in market shares being achieved in many of our core retail markets. The net interest margin, excluding the impact of the funding cost of Scottish Widows, was 3.66 per cent, compared with 3.70 per cent in 2000. This reduction was more than compensated for by increased volumes and growth in other income. Non-interest income now represents 48 per cent of total income. The efficiency ratio improved to 42.9 per cent compared with 43.4 per cent in 2000. Profit attributable to shareholders increased by 8 per cent, earnings per share increased by 7 per cent to 57.6p and economic profit increased by 6 per cent to £2,204 million. The post-tax return on average shareholders' equity was 29.1 per cent. The post-tax return on average assets was 1.84 per cent, and the post-tax return on average risk-weighted assets was 3.20 per cent.

On a statutory basis, profit before tax fell by £310 million, or 8 per cent, to £3,550 million from £3,860 million in 2000. This reduction was driven by adverse short-term fluctuations in investment earnings, totalling £648 million, caused by the overall fall in stockmarket values. Shareholders' equity increased by 7 per cent however earnings per share fell by 8 per cent to 45.2p. The post-tax return on average shareholders' equity was 23.5 per cent.

Our bancassurance strategy continues to deliver positive results. Profit before tax, on a business as usual basis, from **UK Retail Financial Services** (page 11), which encompasses UK Retail Banking, Mortgages, and Insurance and Investments, increased by £99 million, or 3 per cent, to £3,189 million from £3,090 million in 2000. The trading surplus increased by 6 per cent to £3,788 million.

- Pre-tax profit from **UK Retail Banking** (page 13) fell by £143 million, or 18 per cent, to £633 million. This reduction in profitability reflects the substantial investments that have been made to support future growth including the introduction of improved products and services. In addition, during 2001 the Group invested heavily in improving customer service in the branch network and in the implementation of a number of customer relationship management initiatives which supported the 14 per cent product sales growth during the year. These investments will help to increase cross sales and improve customer loyalty in recognition that the retail banking business is a key recruitment vehicle for the sale of all our extensive range of bancassurance products, much of the profitability of which is reflected in other divisions.

- Despite intense competition in the mortgage market, pre-tax profit from **Mortgages** (page 15) increased by £66 million, or 7 per cent, to £955 million from £889 million in 2000. The Group's key objective during 2001 has been to grow its mortgage lending prudently but profitably. As a result of this focus net new lending was lower than the Group's natural market share but profitability improved strongly. Gross new lending increased by 22 per cent to £14.0 billion, compared with £11.5 billion a year ago. Net new lending was £3.9 billion resulting in an estimated market share of net new lending of 7.1 per cent. Net new lending in the second half of 2001 was £2.1 billion, compared with £1.8 billion in the first half of the year. The Group continues to be one of the most efficient mortgage providers in the United Kingdom.

- Operating profit from **Insurance and Investments** (page 16) increased by 12 per cent to £1,601 million from £1,425 million. The Group continues to see the benefits from the acquisition of Scottish Widows in 2000 with a 6 per cent growth in proforma weighted sales in life, pensions and unit trusts to £754.7 million. This 6 per cent growth reflected a 31 per cent increase in weighted sales from life and pensions, offset by a 31 per cent reduction in weighted sales from unit trusts, caused by the downturn in the market during the second half of 2001. Operating profit from our life and pensions business increased by £116 million, or 15 per cent, to £914 million. Operating profit from general insurance operations, comprising underwriting and broking, rose by £81 million, or 14 per cent, to a record £668 million, mainly as a result of continued strong sales growth in all major product lines.

Wholesale Markets (page 22) pre-tax profit increased by £191 million, or 26 per cent, to £937 million as all businesses performed strongly. In addition to the impact of the acquisition of Chartered Trust there was strong customer lending growth in Corporate and Commercial Banking, and good contributions from Corporate and Commercial Banking, Treasury Division, Lloyds TSB Asset Finance and Lloyds TSB Registrars.

International Banking (page 24) pre-tax profit was £33 million lower at £444 million compared with 2000, as a result of a £100 million reduction in pre-tax profit caused by the recent economic difficulties in Argentina. Profits from New Zealand in local currency terms increased by 17 per cent, but after the effect of exchange rate movements profits from The National Bank of New Zealand increased by 13 per cent to £165 million. Our consumer finance business in Brazil, Losango Consumer Finance, made a pre-tax profit of £43 million, compared with £41 million in 2000. Recent events in Argentina have led to profit before tax in 2001 being reduced by £100 million to reflect an increase in the general provision of £55 million, as a measure of prudence, and a £45 million write down of Argentine Government debt.

The total Group charge for bad and doubtful debts, excluding the general provision in respect of Argentina, was 28 per cent higher at £692 million, compared with £541 million in 2000 (page 36). The domestic charge increased to £570 million from £426 million, partly as a result of the Chartered Trust acquisition, but also as a result of a £30 million provision made against the Group's loans and advances to one specific corporate customer, which total some £70 million. In addition, during 2000 UK Retail Banking had a one-off benefit of £42 million following the full centralisation of its arrears processing.

Excluding the general provision in respect of Argentina, provisions overseas increased to £122 million from £115 million. The Group's charge for bad and doubtful debts, expressed as a percentage of average lending and excluding the general provision relating to Argentina, was 0.57 per cent compared to 0.50 per cent in 2000. At the end of the year provisions for bad and doubtful debts for the Group totalled £1,468 million, representing over 120 per cent of non-performing loans (2000: 113 per cent) and, notwithstanding the general slowdown in global economic growth, the level of non-performing loans decreased slightly to £1,222 million, compared with £1,259 million in December 2000. Our high quality lending portfolio remains heavily influenced by our mortgage business and, throughout our business, we continue to be well positioned for any economic slowdown.

The total capital ratio was 9.2 per cent and the tier 1 capital ratio was 8.4 per cent. Balance sheet assets increased by £18 billion, or 8 per cent, to £237 billion from £219 billion at the end of 2000. Loans and advances to customers increased by £9 billion, or 7 per cent. Risk-weighted assets increased by 16 per cent to £108.8 billion from £94.0 billion at the end of 2000.

A final dividend of 23.5p per share will be paid, making a total of 33.7p per share for the year, an increase of 10 per cent. On a business as usual basis, this is covered 1.7 times by earnings and reflects the confidence of the board in the long-term prospects for the Group and continued strong internal generation of capital. Using the 746p share price at 31 December 2001, this represents a net dividend yield of 4.5 per cent.

RESULTS – BUSINESS AS USUAL

	2001 £m	2000* £m
Interest receivable:		
Interest receivable and similar income arising from debt securities	**530**	443
Other interest receivable and similar income	**10,834**	10,611
Interest payable	**6,420**	6,467
Net interest income	**4,944**	4,587
Other income		
Fees and commissions receivable	**2,922**	2,768
Fees and commissions payable	**(602)**	(479)
Dealing profits (before expenses)	**279**	225
Income from long-term assurance business	**865**	735
General insurance premium income	**428**	399
Other operating income	**708**	436
	4,600	4,084
Total income	**9,544**	8,671
Operating expenses		
Administrative expenses	**3,541**	3,378
Depreciation	**511**	364
Amortisation of goodwill	**39**	22
Depreciation and amortisation	**550**	386
Total operating expenses	**4,091**	3,764
Trading surplus	**5,453**	4,907
General insurance claims	**174**	142
Provisions		
Provisions against advances and investments in Argentina	**100**	-
Specific provisions for bad and doubtful debts	**736**	547
Other general provisions for bad and doubtful debts	**(44)**	(6)
	692	541
Other amounts written off fixed asset investments	**15**	32
Operating profit	**4,472**	4,192
Income from associated undertakings and joint ventures	**(10)**	3
Business as usual operating profit	**4,462**	4,195
Short-term fluctuations in investment returns	**(648)**	(94)
Exceptional restructuring costs	**(217)**	(188)
Abbey National offer costs	**(16)**	-
Profit on sale of Lloyds TSB Asset Management S.A.	**39**	-
Pension provisions	**(70)**	(100)
Changes in economic assumptions	-	127
Stakeholder pension related charge	-	(80)
Statutory profit before tax	**3,550**	3,860

* restated for the effect of FRS 18 (page 45, note 1)

PERFORMANCE BY SECTOR

UK Retail Financial Services

	2001 £m	2000 £m
Net interest income	**3,195**	3,039
Other income	**3,226**	2,986
Total income	**6,421**	6,025
Operating expenses	**2,633**	2,464
Trading surplus	**3,788**	3,561
General insurance claims	**174**	142
Provisions for bad and doubtful debts	**415**	332
Income from associated undertakings and joint ventures	**(10)**	3
Profit before tax	**3,189**	3,090

Total profit before tax on a business as usual basis from UK Retail Financial Services, which encompasses UK Retail Banking, Mortgages, and Insurance and Investments, increased by £99 million, or 3 per cent, to £3,189 million from £3,090 million in 2000. The trading surplus increased by 6 per cent to £3,788 million.

Over the last few years, a substantial amount of investment has been made to develop our revenue growth initiatives and underpin the future profitability of our core retail financial services businesses. Much of this investment has been completed, all initiatives have clearly defined payback periods and strong growth across all areas of UK Retail Financial Services is now beginning to be seen. We are very confident that our retail strategies will deliver superior growth in the future.

One of the key elements of our strategy has been our investment in Customer Relationship Management (CRM). Our CRM programme is now fully operative and independent benchmarking has confirmed that we are now truly world class in the deployment of CRM throughout the Group. Our CRM systems, supported by a suite of predictive modelling tools, are beginning to generate substantially more sales leads than ever before and our in-branch information systems have materially enhanced the ability of our staff to identify individual customers' needs and to fulfil those needs.

We continue to follow a strategy of differentiation through segmentation and we have developed our retail strategy around four principal customer segments. We are now beginning to tailor our products and services to meet the specific needs of these segments and we have improved our product range to be more innovative and attractive than it has ever been.

UK Retail Banking and Mortgages

	2001	2000
	£m	£m
Net interest income	**3,115**	2,951
Other income	**1,141**	1,143
Total income	**4,256**	4,094
Operating expenses	**2,243**	2,099
Trading surplus	**2,013**	1,995
Provisions for bad and doubtful debts	**415**	332
Income from associated undertakings and joint ventures	**(10)**	2
Profit before tax	**1,588**	1,665
Profit before tax		
Retail Banking	**633**	776
Mortgages	**955**	889
	1,588	1,665
Efficiency ratio	**52.7%**	51.3%
Total assets (year-end)	**£77.9bn**	£71.3bn
Total risk-weighted assets (year-end)	**£48.1bn**	£44.0bn

Total profit before tax from UK Retail Banking and Mortgages decreased by £77 million, or 5 per cent, to £1,588 million. Total income increased by £162 million, or 4 per cent, to £4,256 million. Net interest income increased by £164 million, or 6 per cent, to £3,115 million. Personal loans and credit card lending increased by 18 per cent and balances on current accounts and savings and investment accounts grew by 9 per cent. Mortgage balances outstanding increased by 7 per cent to £56.6 billion.

Operating expenses increased by £144 million, or 7 per cent, to £2,243 million during 2001, compared to £2,099 million in 2000. This partly reflected the £202 million of investment expenditure in the Group's revenue growth businesses, information technology integration and e-commerce in 2001, compared to £192 million in 2000, and was partly due to increased costs as a result of the recruitment of additional service and sales staff into the branch network.

Other income decreased by £2 million to £1,141 million. There was a £21 million improvement in income earned from credit and debit cards, and increased income from added value current accounts and profits on the sale and leaseback of premises. These reflect the Group's ongoing strategy, started some years ago, to sell and lease back a number of its branches and create greater future flexibility in the changing high street environment. This was partly offset by a £76 million reduction in ATM fees and planned reductions in unauthorised borrowing fees, and the impact of lower stockmarket related fees.

UK Retail Banking and Mortgages (continued)

Bad debt provisions increased by £83 million, or 25 per cent, to £415 million. During 2000, UK Retail Banking had a one-off benefit of £42 million following the full centralisation of its arrears processing. In 2001 growth in provisions against personal loan and credit card balances, reflecting strong growth in the size of both portfolios, was offset by a £32 million release of general provisions relating to our mortgage business.

UK Retail Banking has the responsibility for managing the core relationship with our current account customers and, therefore, acts as the principal gateway for the cross-sale of our full range of bancassurance products and services. As such it contributes significantly to the profitability of other businesses, particularly in our life and pensions, and general insurance businesses.

Pre-tax profit from UK Retail Banking decreased by £143 million, or 18 per cent, to £633 million. The last few years have seen a significant period of transition within UK Retail Banking as the Group has proactively repositioned the business for future development and growth, in the increasingly competitive and regulated environment in which the Group operates. This extensive repositioning has included substantial investment in infrastructure, improved products, a revised fee structure and higher staff numbers in customer facing sales and support areas. This has clearly had a short-term impact on profitability but we are confident that the business is now better positioned for sustainable future profit growth.

During 2001, these improved products and services have brought about the planned reduction in margins on certain personal loan products, together with reductions in fee income in areas such as unauthorised borrowing fees and ATM charges. All of these product and service enhancements have substantially improved the Group's customer proposition and have been a key factor in the delivery of a 14 per cent increase in retail banking product sales during 2001.

The Group has also continued to develop and remodel many product offers to help maintain market-leading positions in most of its core markets, including personal current accounts, savings and business banking. The popularity of the Group's added value current accounts continued with Lloyds TSB maintaining its market leadership in this area with over 3 million customers now using these accounts. In addition the Group has substantially enhanced its broader product range with new and innovative savings products and a wider range of more competitive personal loan and credit card services. In many cases these are supported by internet technology extending product distribution and improving operating efficiency.

UK Retail Banking and Mortgages (continued)

We have continued to develop our distribution channels in order to offer the broadest possible range of access points for our customers to improve service and to enhance revenue growth. Our branch network of over 2,100 branches provides a comprehensive base for the servicing and the recruitment of existing, and potential, customer needs. *Lloydstsb.com,* our internet banking system, continues to grow rapidly and now has 1.8 million registered customers. It is consistently one of the most visited financial websites in Europe. In addition to being able to conduct banking transactions over the internet, our customers can purchase products and services at a time more convenient to them.

During 2001, our online product and service functionality has continued to grow and customers can now undertake a broad range of banking services online. Total online sales during the year exceeded 110,000 products and these included personal loans, savings accounts, mortgages, credit cards and a wide range of insurance products. During 2002 we expect to widen further the range of products available online to include added value current accounts, overdrafts and travel money, and see further significant increases in online product sales. Our telephone banking operation, comprising PhoneBank and PhoneBank Express, our leading edge interactive voice recognition system, is one of the largest in Europe and now has 2.5 million customers. PhoneBank and PhoneBank Express handled some 25 million calls during 2001.

During the year, Business Banking rolled-out an innovative new customer needs based proposition, to make it easier for people to start up in business and to reduce the number of businesses ceasing to trade within their first few years. Our small business internet portal, *success4business.com*, designed to deliver business and financial solutions to our customers' ongoing needs, now has over 77,000 registered users. Customer deposit balances have increased by 5 per cent and this has been accompanied by high levels of sales of insurance, mortgages and investment products, helped increasingly by a close working relationship with Scottish Widows and Cheltenham & Gloucester.

Revenues in the Group's wealth management businesses were reduced by some £33 million as a result of lower stockmarket levels, and the subsequent reduction in demand for wealth management products. The Group's new wealth management brand, Create, was launched in October. The Create offer aims to meet the differing needs of the Group's affluent customers who will be the target market for the wealth management services which embrace current account banking through to personalised asset management services. The Group remains a significant player in the UK wealth management market with over 40,000 clients and some £11 billion of funds under management.

UK Retail Banking and Mortgages (continued)

Mortgages	**2001**	2000
Profit before tax	**£955m**	£889m
Efficiency ratio	**20.2%**	21.6%
Gross new mortgage lending	**£14.0bn**	£11.5bn
Market share of gross new mortgage lending	**8.7%**	9.6%
Net new mortgage lending	**£3.9bn**	£4.6bn
Market share of net new mortgage lending	**7.1%**	11.3%
Mortgages outstanding (year-end)	**£56.6bn**	£52.7bn
Market share of mortgages outstanding	**9.5%**	9.8%

Despite intense competition in the mortgage market, pre-tax profit from **Mortgages** increased by £66 million, or 7 per cent, to £955 million from £889 million in 2000. The Group's key objective is to grow its mortgage lending prudently but profitably. As a result of this focus, net new lending was lower than the Group's natural market share but profitability improved strongly. Gross new lending increased by 22 per cent to £14.0 billion, compared with £11.5 billion a year ago, and net new lending was £3.9 billion resulting in an estimated market share of net new lending of 7.1 per cent. Net new lending in the second half of 2001 was £2.1 billion, compared with £1.8 billion in the first half of the year, and our pipeline of new business at the end of 2001 should give the Group a good start to 2002.

Mortgages are also a key recruitment product for other retail products and services as we typically sell over 3.5 additional products, primarily insurance, alongside the sale of a mortgage. In 1996 only one in eight Lloyds Bank customers and one in six TSB customers, who took out a mortgage, did so with the Group. One in four of all our customers with a mortgage now have their mortgage with the Group. This is a significant indicator of the success of the Group's mortgage strategy.

The efficiency ratio of the Group's total mortgage business was 20.2 per cent compared with 21.6 per cent in 2000. The Group continues to be one of the most efficient mortgage providers in the UK. C&G continues to benefit from mortgage sales distribution through the Lloyds TSB branch network, the IFA market and from the strength of the C&G brand. In addition C&G Teledirect, its internet and telephone operation, continued to perform strongly. Business levels sourced from intermediaries remain strong.

A relatively stable arrears position and the beneficial effect of house price increases have meant that bad debt provisions remained at low levels, resulting in a release of £32 million of the Group's mortgage general provision. Consequently new provisions were more than offset by releases and recoveries resulting in a net provisions credit of £24 million for the year, compared with a net credit of £13 million in 2000. The quality of our mortgage lending continues to be very satisfactory and we remain well positioned for any slowdown in economic growth.

Insurance and Investments

(the life, pensions and unit trust businesses of Scottish Widows and Abbey Life; general insurance underwriting and broking; and Scottish Widows Investment Partnership)

	2001	2000
	£m	£m
Life, pensions and unit trusts		
Scottish Widows	**715**	629
Abbey Life	**199**	169
	914	798
General insurance	**668**	587
Operating profit from Insurance	**1,582**	1,385
Scottish Widows Investment Partnership	**19**	40
Total operating profit	**1,601**	1,425
Short-term fluctuations in investment returns (page 46, note 5)	**(648)**	(94)
Changes in economic assumptions (page 47, note 6)	**-**	127
Pension provisions/stakeholder pension related charge (page 47, note 7)	**(70)**	(180)

Scottish Widows has now been fully integrated into the Group, sales and profitability are improving, and we are confident that the various financial targets we set on completion of the acquisition will be achieved, good progress already having been made. Operating profit from Insurance and Investments increased by 12 per cent to £1,601 million, from £1,425 million in 2000.

Operating profit from our life, pensions and unit trusts businesses increased by £116 million, or 15 per cent, to £914 million. The market for medium and long-term investments was adversely affected in the second half of the year, as a consequence of the events of September 11 and the general decline in global stockmarkets. However, over the last 12 months the growth in the sales of Scottish Widows' life and pensions products has exceeded overall market growth and we are confident of further progress in 2002 and beyond.

On a proforma basis, including Scottish Widows sales figures for the full 12 months of 2000, total sales from the Group's life, pensions and unit trust businesses were £4,423.5 million, compared with £4,742.8 million in 2000. Overall weighted sales were £754.7 million compared to £711.0 million last year, an increase of 6 per cent. New business performance in 2000 was helped by the reinvestment of some demutualisation proceeds into company pension schemes.

The overall 6 per cent growth in weighted sales reflected a 31 per cent increase in weighted sales from life and pensions, offset by a 31 per cent reduction in weighted sales from unit trusts, largely caused by the downturn in the market during the second half of 2001.

Insurance and Investments (continued)

The 31 per cent growth in weighted sales from life and pensions, from £423.6 million in 2000 to £556.1 million in 2001, resulted in an increase in market share well ahead of our expectations.

There was strong growth in regular premium pension sales, boosted by the launch of stakeholder pensions. This contributed to a 65 per cent increase in life and pensions regular premium product sales. Single premium life and pensions product sales increased by 8 per cent but, following a general market decline in the unit trusts and Individual Savings Account (ISA) markets, unit trust sales decreased by 31 per cent. Nevertheless, Scottish Widows was, during 2001, confirmed by the Association of Unit Trusts and Investment Funds providers (AUTIF) as the leading ISA provider in the UK and the Group remains well positioned in this sector of the market.

Scottish Widows is also well placed to take advantage of the opportunities in the stakeholder pensions market. During 2001, Scottish Widows became the nominated stakeholder pensions provider for a number of associations and employers which gives access to more than 46,000 employers, an estimated market share of 16 per cent. Over 20,000 employers have already designated Scottish Widows as their stakeholder pensions provider, resulting in 837,000 employees being offered stakeholder pensions. In 2001, weighted sales of stakeholder pension products totalled £76 million, an estimated 15 per cent market share. The business remains relatively immature but, with the growing size of our portfolio, we expect stakeholder pensions to make a good contribution to ongoing profits.

Operating profit from general insurance operations, comprising underwriting and broking, rose by £81 million, or 14 per cent, to a record £668 million, mainly as a result of continued strong revenue growth from creditor and home insurance. With over 8 million general insurance policies in force, we believe the Group has market leadership in home, creditor and travel insurance.

The principal focus of Scottish Widows Investment Partnership (SWIP) is the delivery of consistent superior investment performance. During 2001 Scottish Widows Investment Management and Hill Samuel Asset Management were fully integrated into SWIP. A complete overhaul of the management structure has also been undertaken, together with a fundamental review of investment philosophy, processes and systems. Pre-tax profits from SWIP for the year were £19 million compared with £40 million in 2000, the reduction in profitability partly being driven by lower stockmarket levels. At the end of the year SWIP had £78 billion of funds under management out of Groupwide funds under management totalling £109 billion. Having created a top class investment management team, SWIP is already demonstrating a strong turnaround in performance and we are confident that, following all the changes made during 2001, overall fund management performance will continue to improve in 2002 and beyond.

Insurance and Investments (continued)

	2001 £m	2000* £m	Proforma 2000* £m
Total new business premium income			
Regular premiums:			
Life - mortgage related	**24.7**	23.6	24.9
- non-mortgage related	**19.9**	19.2	22.0
Pensions	**232.8**	105.2	118.1
Health	**4.6**	5.6	5.7
Total regular premiums	**282.0**	153.6	170.7
Single premiums:			
Life	**1,684.2**	1,196.5	1,283.3
Annuities	**338.6**	327.1	352.5
Pensions	**718.2**	830.8	892.9
Total single premiums	**2,741.0**	2,354.4	2,528.7
External unit trust sales:			
Regular payments	**65.0**	90.9	92.3
Single amounts	**1,335.5**	1,899.1	1,951.1
Total external unit trust sales	**1,400.5**	1,990.0	2,043.4
Weighted sales (regular + $^1/_{10}$ single)			
Life and pensions	**556.1**	389.1	423.6
Unit trusts	**198.6**	280.8	287.4
Life, pensions and unit trusts	**754.7**	669.9	711.0
Weighted sales by distribution channel:			
Branch network	**376.2**	353.3	353.3
Independent financial advisers	**279.8**	254.9	280.7
Direct	**98.7**	61.7	77.0
Life, pensions and unit trusts	**754.7**	669.9	711.0
Group funds under management	**£bn**	£bn	
Scottish Widows Investment Partnership	**78**	87	
UK Wealth Management	**11**	12	
International	**20**	23	
	109	122	

* the Group disposed of the new business capability of Abbey Life on 1 February 2000 and weighted sales totalling £5.9 million are therefore excluded from 2000 comparatives

Insurance and Investments (continued)

Life, pensions and unit trusts

	2001	2000*
	£m	£m
New business	**362**	297
Existing business		
- expected return	**374**	334
- experience variances	**37**	36
- assumption changes and other items	**95**	96
	506	466
Investment earnings	**247**	212
Life and pensions distribution costs	**(247)**	(225)
	868	750
Unit trusts	**143**	157
Unit trust distribution costs	**(97)**	(109)
	46	48
Operating profit	**914**	798
New business margin (life and pensions)	**20.7%**	18.5%

* New business income has been restated to include all income earned on new business during the year. This treatment is consistent with standard industry practice.

New business income increased by 22 per cent and existing business profits rose 9 per cent, partly as a result of the inclusion of Scottish Widows for the full year, compared with only 10 months in 2000. During the year the life and pensions new business margin, defined as new business income less distribution costs divided by weighted sales, increased to 20.7 per cent, from 18.5 per cent in 2000. The improvement largely arising from cost efficiencies driven by process enhancements, together with an improved product mix.

Profit before tax from existing business increased by 9 per cent from £466 million to £506 million. The expected return from existing business increased by £40 million, or 12 per cent, to £374 million. This reflects the unwinding of the long-term discount rate applied to the expected cash flows from the Group's portfolio of in-force business.

It is standard practice for life companies to regularly review the underlying assumptions that support the embedded value calculations, taking into account the latest experience in respect of customer lapse rates, expense inflation, investment mix, mortality rates and other similar items. It is our normal practice to undertake a full review in December each year, which has historically led to some profit and loss account benefit. In 2000 the review, together with some tax-related adjustments, resulted in a benefit of £96 million. In 2001 this review, together with the planned harmonisation of actuarial models between Scottish Widows and other Group life companies, resulted in a benefit of £95 million, on combined policyholders' funds of over £46 billion.

Insurance and Investments (continued)

The adequacy of the provision for redress to past purchasers of pension policies has been reviewed in the light of ongoing experience and, given that the review is now beginning to draw to a conclusion, greater certainty as to the number and size of compensation claims likely to be paid. Lower stockmarket levels have had a significant impact on total redress costs as the cost of restitution into company pension schemes rises as personal pension fund values reduce. As a result therefore, the cost of redress is forecast to increase by £70 million and an additional provision of this amount has been made. This brings the total provision charged for this purpose to £972 million, of which £897 million had been used at 31 December 2001. The pension review process should be substantially complete by 30 June 2002 and, given the closeness to completion, the Group believes that the overall level of provisions remaining will be sufficient to cover its outstanding liabilities.

After an extensive review of its existing practices carried out in the light of the judgement of the House of Lords in the guaranteed annuities case *Equitable Life vs Hyman*, Scottish Widows revised the way it calculates benefits for guaranteed annuity policies, with effect from 1 February 2002. As a result of this change, the terminal bonuses for most guaranteed annuity option policies will be increased, as announced on 31 January 2002. Under the terms of the transfer of Scottish Widows' business to the Lloyds TSB Group in March 2000, an Additional Account was set up within the With Profits Fund. This Account had a value, at 31 December 2001, of approximately £1.7 billion and is available to meet any additional costs of providing guaranteed benefits on transferred policies, including guaranteed annuity option policies. The assets allocated to the Additional Account include certain hedge assets, to provide protection to the With Profits Fund against the consequences of a future fall in interest rates.

The Group currently expects that the most likely outcome is that the balance in the Additional Account will be sufficient to meet the cost of the enhanced benefits payable to the guaranteed annuity options policyholders, as well as other contingencies. This cost, currently estimated to be approximately £1.4 billion, will be paid out over many years as policies mature. In the event that the amount in the Additional Account proves, over time, to be insufficient to meet these costs, the shortfall will be met by the Group. No provision is considered necessary for such risk.

In 1998, a provision was made within Abbey Life for liabilities under certain unit linked products with guaranteed annuity options written in the mid-1960s to the mid-1980s. The total provision charged for this purpose is £152 million and, at 31 December 2001, £79 million remained outstanding. We remain confident this provision will be sufficient to cover these liabilities.

Insurance and Investments (continued)

General Insurance

	2001	2000
	£m	£m
Premium income from underwriting		
Creditor	**110**	126
Home	**281**	228
Health	**45**	50
Re-insurance premiums	**(8)**	(5)
	428	399
Commissions from insurance broking		
Creditor	**323**	225
Home	**41**	34
Health	**22**	19
Other	**142**	120
	528	398
Operating profit	**668**	587

Our general insurance operations, comprising both underwriting and broking activities, had a record year and operating profits rose by £81 million, or 14 per cent, to £668 million.

Premium income from underwriting increased by £29 million, or 7 per cent, largely as a result of higher home insurance sales which increased by 23 per cent. Commissions from insurance broking increased by £130 million, or 33 per cent, as a result of higher levels of creditor insurance and growth in all major product lines. There was a £22 million increase in other broking commissions reflecting a benefit of £30 million resulting from a one-off change in broking commission arrangements.

New business sales of 2.7 million products were 10 per cent higher than last year with home, creditor and motor business all growing strongly. Overall income from creditor insurance increased by 23 per cent, reflecting higher personal sector loan volumes. Sales of home insurance policies increased by 23 per cent to 1,124,000. Overall sales from the branch network increased by 4 per cent and direct channels, comprising direct mail, telephone and internet, increased by 23 per cent.

Claims were £32 million, or 23 per cent, higher at £174 million than in 2000. The overall claims ratio of 40 per cent was higher than last year (35 per cent) reflecting higher property claims in line with rising volumes of new business, partly offset by lower creditor insurance claims.

As a leading distributor of general insurance products, Lloyds TSB now has over 8 million policies in force and we believe the Group has UK market leadership in home, creditor and travel insurance.

Wholesale Markets

(banking, treasury, large value lease finance, long-term agricultural finance, share registration, venture capital, factoring and invoice discounting, and other related services for major UK and multinational companies, banks and financial institutions, and medium-sized UK businesses; and Lloyds TSB Asset Finance)

	2001 **£m**	2000 £m
Net interest income	**1,094**	900
Other income	**862**	621
Total income	**1,956**	1,521
Operating expenses	**849**	667
Trading surplus	**1,107**	854
Provisions for bad and doubtful debts	**155**	94
Amounts written off fixed asset investments	**15**	14
Profit before tax	**937**	746
Efficiency ratio	**43.4%**	43.9%
Total assets (year-end)	**£79.4bn**	£66.4bn
Total risk-weighted assets (year-end)	**£45.4bn**	£36.5bn

Wholesale Markets pre-tax profit increased by £191 million, or 26 per cent, to £937 million. The acquisition of Chartered Trust in September 2000 had a significant impact on the figures within Wholesale Markets. In 2001 Chartered Trust contributed £116 million of net interest income (2000: £31 million), after funding costs of £25 million (2000: £12 million), £179 million of other income (2000: £53 million), £237 million of operating expenses (2000: £71 million), provisions for bad and doubtful debts of £39 million (2000: £12 million) and £19 million profit before tax (2000: £1 million).

Excluding the impact of Chartered Trust, net interest income increased by £109 million resulting primarily from positive interest rate management and asset growth. Other income increased by £115 million, excluding the impact of Chartered Trust. This increase largely resulted from increased operating lease rentals of £54 million from Lloyds TSB Leasing and Lloyds UDT. There was also a £26 million increase from higher fees from large corporate activity, factoring and following the completion of a number of high quality structured finance transactions. Excluding Chartered Trust, operating expenses increased by £16 million of which £13 million was in respect of increased operating lease depreciation. Other costs in the year were therefore held flat.

Wholesale Markets (continued)

Excluding Chartered Trust, the charge for provisions for bad and doubtful debts in Wholesale Markets increased by £34 million. The charge relating to corporate and commercial lending portfolios increased by £53 million largely as a result of new provisions required against a small number of corporate exposures, notably a £30 million provision made against the Group's loans and advances to one specific corporate customer, which total some £70 million. The Group constantly reviews all of its lending portfolios and remains satisfied that its prudent lending approach will continue to ensure that the Group's lending book is well positioned for any economic slowdown. There was an £18 million reduction in the charge against the consumer finance portfolio of Lloyds UDT due to improved credit control procedures.

Assets grew by 20 per cent to £79.4 billion, an increase of £13 billion. Of this increase, over £9 billion resulted from a growth in debt securities reflecting an increase in the Group's portfolio of asset backed and other investment grade securities, many of which were triple A rated. A high percentage of these assets, which are very liquid and marketable, have low capital weightings and represent a profitable deployment of the Group's capital at a time when margins are improving. The residual growth in assets reflects an increase in Government guaranteed export credit transactions and general growth in our Wholesale operations. The Group has no exposure to high yield junk bonds.

Our Treasury operations achieved good profitable growth as interest rates fell. The Group's risk-based activity in the derivatives markets continues to remain largely focused on straight cash based products in support of our customers' transactions.

Lloyds TSB Leasing maintained its position as the largest "big ticket" leasing company in the UK and is now an established provider of operating leases within its chosen market sectors. Lloyds TSB Registrars had another very successful year with fee income growing by 18 per cent and pre-tax profits by 22 per cent, to £55 million. At the end of the year our registration market share of FTSE 100 companies had increased to 61 per cent and market leadership has been maintained in the important market for employee share administration services.

Lloyds TSB Development Capital had another good year expanding its regional representation in the UK, achieving record levels of venture capital investment and a high level of realisations of venture capital gains, which contributed to pre-tax profits of £37 million.

Following the acquisition of Chartered Trust, the Group has now combined the activities of Lloyds UDT and Chartered Trust to create Lloyds TSB Asset Finance. This has consolidated the Group's position as market leader in the independent provision of motor finance. Lloyds TSB is also one of the leading contract hire providers in the UK and through our motor direct operation we are now successfully beginning to sell new and used cars to our 16 million retail customers. Trading conditions have been in line with our expectations at the time of acquisition, market share is increasing and we are on track to achieve our financial projections and anticipated cost synergies.

International Banking

(banking and financial services overseas in four main areas: The Americas, New Zealand, Europe and Offshore Banking; and Emerging Markets Debt)

	2001	2000*
	£m	£m
Net interest income	**764**	753
Other income	**463**	444
Total income	**1,227**	1,197
Operating expenses	**561**	587
Trading surplus	**666**	610
Provisions for bad and doubtful debts		
- Normal coverage	**122**	115
- General provision re Argentina	**55**	-
Amounts written off fixed asset investments	**45**	18
Profit before tax	**444**	477
Efficiency ratio	**45.7%**	49.0%
Total assets (year-end)	**£22.1bn**	£19.6bn
Total risk-weighted assets (year-end)	**£13.9bn**	£12.4bn
Profit on sale of Lloyds TSB Asset Management S.A. (page 48, note 9)	**39**	-

* restated for the effect of FRS 18 (page 45, note 1)

International Banking pre-tax profit was £33 million, or 7 per cent, lower at £444 million compared with 2000, as a result of a £100 million reduction in pre-tax profit caused by the recent economic difficulties in Argentina. Pre-tax profit from International Banking represented 10 per cent of Group pre-tax profit of which 4 per cent related to our New Zealand business, 4 per cent to our Europe and offshore banking operations, and 2 per cent to the Group's combined Emerging Markets Debt portfolio and Latin American businesses.

Net interest income increased by £11 million, or 1 per cent, to £764 million. Volume growth in New Zealand and Brazil was largely offset by the impact of adverse exchange rate movements. Other income increased by £19 million, or 4 per cent, to £463 million as an increase in Emerging Markets Debt asset sales of £51 million and a £10 million increase in fee income from New Zealand were partly offset by adverse exchange rate movements of £24 million and a reduction of £19 million in fee income from the Group's overseas wealth management businesses, reflecting lower stockmarket values.

Operating expenses reduced by £26 million. Increased costs of £13 million in New Zealand and £12 million in Brazil, which supported higher business volumes, were more than offset by a £46 million benefit from exchange rate movements.

International Banking (continued)

We are following the events in Argentina very closely and, as a result of the recent economic difficulties and the subsequent devaluation of the Argentine peso, the Group has taken a write-down of £45 million against Argentine Government debt. In addition, as a measure of prudence, we have increased the Group's general provision by £55 million as a precautionary measure to take account of the potential impact of pesification and any ongoing credit difficulties in Argentina. Largely as a result of this general provision, total provisions for bad and doubtful debts in International Banking increased by £62 million to £177 million.

On 31 December 2001 the Group's total exposure to Argentina was some £715 million. The Group's local balance sheet in Argentina had assets totalling £465 million, approximately two-thirds of these were dollar denominated. Some two-thirds of the local balance sheet relates to retail and business customer lending and mortgages, with cash and liquidity, and lending to banks representing the majority of the residual balance sheet. In addition, the Group has offshore loans of some £150 million to subsidiaries of major multinational companies with Argentine operations, and some £100 million of Argentine Government bonds within the Emerging Markets Debt portfolio.

Profits from New Zealand in local currency terms increased by 17 per cent as a result of asset growth across all business sectors, growth in the number of personal customers and higher retail deposits. After adjusting for exchange rate movements, pre-tax profits from The National Bank of New Zealand increased by 13 per cent to £165 million. Our consumer finance business in Brazil, Losango Consumer Finance, made a pre-tax profit of £43 million, compared with £41 million in 2000.

The Emerging Markets Debt portfolio contributed £111 million compared with a contribution of £78 million in 2000. Following the implementation of Financial Reporting Standard 18 (page 45, note 1) certain holdings of uncollateralised bonds have been reclassified as debt securities. Based on secondary market prices, the surplus of market value over the restated net book value of the Emerging Markets Debt investment portfolio was some £200 million (December 2000 restated: £400 million).

Central group items

(earnings on surplus capital, central costs and other unallocated items)

	2001	2000
	£m	£m
Accrual for payment to Lloyds TSB Foundations	**(36)**	(34)
Earnings on surplus capital, central costs and other unallocated items	**(72)**	(84)
	(108)	(118)
Abbey National offer costs (page 48, note 8)	**(16)**	-

The four independent Lloyds TSB Foundations support registered charities throughout the UK that enable people, particularly disabled and disadvantaged people, to play a fuller role in society. The Foundations receive 1 per cent of the Group's pre-tax profit, averaged over 3 years, instead of the dividend on their shareholdings. In 2002 they will receive £36 million (2001: £34 million) to distribute to charities, making them in aggregate the largest independent grant giving body in the UK.

Earnings on surplus capital, central costs and other unallocated items, was £12 million better than in 2000. A full year's funding cost of Scottish Widows, compared to 10 months in 2000, was offset by the gradual build up of surplus capital and some £30 million of benefits to Group capital from changes in the Group's interest rate hedging arrangements.

INCOME

Group net interest income

Group net interest income increased by £357 million, or 8 per cent, to £4,944 million, despite a reduction of £52 million caused by a 4 basis point reduction in the underlying net interest margin. Average interest-earning assets increased by 11 per cent to £145 billion. There was further growth in mortgages and other customer lending in the UK. The overall net interest margin decreased to 3.41 per cent, a reduction of 9 basis points. The impact of the funding cost of Scottish Widows represented 5 basis points of this 9 basis point reduction, with the residual 4 basis point decrease in the margin reflecting the increasingly competitive operating environment and a lower contribution from interest-free liabilities, caused by the lower interest rate environment.

	2001	2000
	£m	£m
Net interest income	**4,944**	4,587
Average balances		
Short-term liquid assets	**3,499**	2,060
Loans and advances	**132,655**	122,253
Debt securities	**8,791**	6,709
Total interest-earning assets	**144,945**	131,022
Financed by:		
Interest-bearing liabilities	**132,757**	118,348
Interest-free liabilities	**12,188**	12,674
Average rates	%	%
Gross yield on interest-earning assets	**7.84**	8.44
Cost of interest-bearing liabilities	**4.84**	5.46
Interest spread	**3.00**	2.98
Contribution of interest-free liabilities	**0.41**	0.52
Net interest margin	**3.41**	3.50
Net interest margin, excluding funding cost of Scottish Widows	**3.66**	3.70

Note: Payments made under cash gift and discount mortgage schemes are amortised over the early redemption charge period, being a maximum of 5 years. If these incentives had been fully written off as incurred, group and domestic net interest income would have been £14 million lower in 2001 (2000: £65 million lower). The deferred element of the expenditure amounting to £256 million at 31 December 2001 (31 December 2000: £242 million) is included within prepayments and accrued income in the balance sheet.

Domestic net interest income

Domestic net interest income increased by £268 million, or 7 per cent, to £4,224 million, notwithstanding a reduction of £33 million caused by a 3 basis point reduction in the underlying net interest margin. This represents 85 per cent of total group net interest income.

Average interest-earning assets increased by 10 per cent to £121 billion. Personal lending and mortgage balances grew by £6 billion and wholesale balances increased by £5 billion largely reflecting growth in the corporate and commercial businesses, and the impact of the acquisition of Chartered Trust.

The net interest margin decreased by 10 basis points, reflecting the higher funding cost of Scottish Widows, which caused a reduction of 7 basis points, and a reduction in the contribution of interest-free liabilities. The net interest margin on personal lending products fell by 5 basis points and the mortgage margin was broadly unchanged.

	2001 **£m**	2000 £m
Net interest income	**4,224**	3,956
Average balances		
Short-term liquid assets	**1,858**	836
Loans and advances	**114,992**	105,856
Debt securities	**4,394**	3,882
Total interest-earning assets	**121,244**	110,574
Financed by:		
Interest-bearing liabilities	**110,922**	99,220
Interest-free liabilities	**10,322**	11,354
Average rates	%	%
Gross yield on interest-earning assets	**7.38**	8.07
Cost of interest-bearing liabilities	**4.26**	5.01
Interest spread	**3.12**	3.06
Contribution of interest-free liabilities	**0.36**	0.52
Net interest margin	**3.48**	3.58
Net interest margin, excluding funding cost of Scottish Widows	**3.78**	3.81

International net interest income

Net interest income from international operations increased by £89 million, or 14 per cent, to £720 million. This represents 15 per cent of total group net interest income. Strong volume growth in Brazil and New Zealand was offset by the effect of exchange rate movements.

Average interest-earning assets on a local currency basis increased by 20 per cent but again this increase was partly offset by the effect of exchange rate movements. The net interest margin reduced by 5 basis points, as a result of lower margins in our Latin American businesses.

	2001	2000
	£m	£m
Net interest income	**720**	631
Average balances		
Short-term liquid assets	**1,641**	1,224
Loans and advances	**17,663**	16,397
Debt securities	**4,397**	2,827
Total interest-earning assets	**23,701**	20,448
Financed by:		
Interest-bearing liabilities	**21,835**	19,128
Interest-free liabilities	**1,866**	1,320
Average rates	%	%
Gross yield on interest-earning assets	**10.19**	10.40
Cost of interest-bearing liabilities	**7.76**	7.82
Interest spread	**2.43**	2.58
Contribution of interest-free liabilities	**0.61**	0.51
Net interest margin	**3.04**	3.09

Other income

	2001 £m	2000* £m
Fees and commissions receivable:		
UK current account fees	**573**	629
Other UK fees and commissions	**1,220**	1,171
Insurance broking	**528**	398
Card services	**332**	304
International fees and commissions	**269**	266
	2,922	2,768
Fees and commissions payable	**(602)**	(479)
Dealing profits (before expenses):		
Foreign exchange trading income	**158**	141
Securities and other gains	**121**	84
	279	225
Income from long-term assurance business	**865**	735
General insurance premium income	**428**	399
Other operating income	**708**	436
Total other income	**4,600**	4,084
Short-term fluctuations in investment returns	**(648)**	(94)
Changes in economic assumptions	**-**	127
Pension provisions/stakeholder pension related charge	**(70)**	(180)

* restated for the effect of FRS 18 (page 45, note 1)

Other income increased by £516 million or 13 per cent, to £4,600 million. This represented 48 per cent of total income. Excluding the impact of the Chartered Trust acquisition other income increased by £390 million, or 10 per cent, to £4,421 million.

Fees and commissions receivable increased by 6 per cent to £2,922 million, largely reflecting strong growth in income from insurance broking. Other UK fees and commissions increased by £49 million, or 4 per cent, from £1,171 million to £1,220 million mainly due to the inclusion in 2001 of fees earned by Chartered Trust. Unit trust and asset management fees decreased by £20 million as a result of the substantial fall in the level of stockmarket activity in the second half of the year. In addition there was also a £26 million increase in fees from large corporate and factoring activity reflecting increased transaction volumes. These factors more than offset the effect of the withdrawal of ATM fees and lower transaction volumes within the stockbroking business.

Other income (continued)

Insurance broking commission income increased by £130 million compared to 2000 with continued strong growth in creditor insurance products. Income from credit and debit cards increased by £28 million, mainly as a result of higher merchant service charges and fees. However, UK current account fee income fell by £56 million; a £28 million increase in fee income from added value current accounts was more than offset by a £51 million fall in unauthorised borrowing fees and a £40 million reduction in service charges, as part of the Group's programme to make its customer proposition more competitive.

Fees and commissions payable increased by £123 million against last year as a result of the impact of the Chartered Trust acquisition, higher reciprocity fees and an increase in package costs relating to a number of products.

Dealing profits in 2001 increased by £54 million compared with 2000 reflecting benefits from opportunities created from managing certain exposures arising within the Group's insurance businesses, an improved performance from London Treasury, and higher foreign exchange income from The National Bank of New Zealand.

Income from long-term assurance business increased by £130 million reflecting growth in new business sales in part reflecting successful sales of the Group stakeholder pension product, and a change in the mix of new business to more profitable regular premium business. Other operating income increased to £708 million from £436 million in 2000. This reflects an increase in income from operating lease rentals, partly as a result of the acquisition of Chartered Trust, from £151 million in 2000 to £329 million in 2001. Other significant contributions to other operating income are the realisation of venture capital gains within Lloyds TSB Development Capital of £57 million, earnings on the sale and restructuring of Emerging Markets Debt investments of £109 million, and £57 million profit on the sale and leaseback of premises.

OPERATING EXPENSES

Operating expenses

	2001 **£m**	2000 £m
Administrative expenses:		
Staff:		
Salaries and profit sharing	**1,754**	1,626
National insurance	**140**	131
Pensions	**(108)**	(105)
Restructuring	**8**	47
Other staff costs	**191**	189
	1,985	1,888
Premises and equipment:		
Rent and rates	**261**	247
Hire of equipment	**18**	26
Repairs and maintenance	**110**	115
Other	**117**	109
	506	497
Other expenses:		
Communications and external data processing	**433**	394
Advertising and promotion	**152**	167
Professional fees	**89**	126
Other	**376**	306
	1,050	993
Total administrative expenses	**3,541**	3,378
Depreciation	**511**	364
Amortisation of goodwill	**39**	22
Total operating expenses	**4,091**	3,764
Efficiency ratio	**42.9%**	43.4%
Exceptional restructuring costs	**217**	188
Abbey National offer costs	**16**	-

Total operating expenses, on a business as usual basis, increased by £327 million, or 9 per cent compared with 2000. On a like-for-like basis, excluding increased costs following the acquisitions of Scottish Widows and Chartered Trust of £289 million, operating lease depreciation of £78 million (2000: £65 million), and additional investments in revenue growth businesses, e-commerce and real-time banking of £235 million (2000: £224 million), costs increased by 4 per cent to £3,489 million, from £3,358 million in 2000. Much of this increase has funded the 14 per cent growth in retail banking sales volumes achieved during the year. The efficiency ratio improved to 42.9 per cent.

Operating expenses (continued)

Administrative expenses increased by £163 million, or 5 per cent, to £3,541 million. Staff costs increased by £97 million, or 5 per cent, reflecting the impact of the acquisition of Chartered Trust, higher staff numbers and incremental investment in revenue growth businesses.

Staff eligible to participate in the staff profit sharing scheme will receive 9 per cent of basic salary (2000: 10 per cent). The total payment will be £103 million (2000: £108 million).

Depreciation increased by £147 million. An increase of £95 million in the charge in respect of operating lease assets, of which £82 million is due to the acquisition of Chartered Trust, was partly offset by a £23 million reduction in the depreciation charge on certain ship leases. Goodwill amortisation increased by £17 million due to the amortisation of the goodwill arising on the acquisition of Chartered Trust.

	2001	2000
	£m	£m
Business as usual operating expenses	**4,091**	3,764
Acquisitions/Operating lease depreciation	**(367)**	(182)
	3,724	3,582
Incremental new revenue investment	**(235)**	(224)
Underlying operating expenses	**3,489**	3,358

The management of day-to-day operating costs continues to have a strong emphasis in the Group, whilst at the same time we are investing heavily in many key future growth areas of our business. Our investments in e-commerce, wealth management, and customer relationship management and segmentation programmes will improve the quality of our sales and service and improve our revenue growth prospects in 2002 and beyond. During 2001, this incremental new revenue investment totalled £235 million. In 2002 and beyond we expect the level of this new revenue investment to reduce.

Exceptional restructuring costs

As part of our drive to maximise shareholder value, we are committed to achieving first quartile total shareholder return performance in comparison with a peer group of 16 national and international financial services groups. We have made good progress in this respect over the last 12 months but more needs to be done to ensure that our bottom line earnings continue to grow as robustly as possible to help achieve this goal. It is also essential that we improve our flexibility to ensure that the Group remains in a very strong position to combat any potential slowdown in the economy, and to position itself for a finer margin operating environment.

Exceptional restructuring costs (continued)

In February 2000 the Group announced a significant efficiency programme designed to support the Group's strategic aim of driving down day-to-day operating costs to improve overall efficiency and finance ongoing high levels of investment in growth businesses. The programme is spread over four years and annualised cost benefits are on track, with the targeted £75 million per annum achieved in 2001. Exceptional restructuring costs totalling £217 million were charged to the 2001 profit and loss account, and comprise mainly severance, software write-off and consultancy costs.

We have undertaken a further review to identify all opportunities to extend the efficiency programme to deliver further productivity gains. Annualised benefits from the combined programme are now expected to rise by £190 million to £600 million in 2004. The combined efficiency programme will require total exceptional restructuring costs of approximately £300 million in 2002 and £100 million in 2003, largely to fund severance and infrastructure costs. In 2004 and beyond no further 'below the line' exceptional restructuring costs are anticipated as a result of this efficiency programme. The further expenditure of approximately £170 million, which will now be incurred in 2002 beyond that previously advised, will be covered by additional cost benefits estimated at £155 million by the end of 2002, resulting in a payback of just over one year for these further costs.

Exceptional restructuring costs	**2000 £m**	**2001 £m**	**2002 £m**	**2003 £m**	**2004 £m**
Initial efficiency programme	188	217	130	60	-
Further initiatives	-	-	170	40	-
Total	188	217	300	100	-

Expected annualised benefits	**2000 £m**	**2001 £m**	**2002 £m**	**2003 £m**	**2004 £m**
Initial efficiency programme (cumulative)	-	75	145	320	410
Further initiatives (cumulative)	-	-	155	180	190
Total	-	75	300	500	600

The Group is committed to growing business as usual revenues at a materially higher rate than business as usual costs. In 2001 the Group started to benefit from the investments made in our customer relationship management and segmentation programmes, as we sold more products to more customers than ever before. We expect this positive performance to continue into 2002 and beyond, as we continue to invest for growth. The Group will therefore re-invest some of the efficiency gains achieved in the creation of new jobs to support increasing sales, enhanced customer service, and new and improved products. The enhanced efficiency programme will result in a reduction of 5,000 staff in 2002, primarily from central and support areas, whilst staff numbers in customer facing sales and service areas will increase by approximately 2,000, creating a net reduction in headcount of 3,000. It is expected that the vast majority of these reductions will be achieved through voluntary redundancy and normal staff turnover.

Exceptional restructuring costs (continued)

As a result of these various initiatives we expect that our business as usual costs in 2002 will grow by no more than the rate of inflation, resulting in a further improvement in the Group's efficiency ratio and competitive position.

We will continue our clear focus on all areas of our cost base to ensure that we improve productivity wherever possible at a time when the global economic outlook is undoubtedly more uncertain than it has been for some years. These programmes will help us with our objective to deliver the level of earnings growth required each year to achieve our first quartile objective in terms of total shareholder return.

Number of employees (full-time equivalent)

Staff numbers increased by 3,860 to 81,400 during the year, partly as a result of the conversion of some 1,000 staff from temporary status to permanent staff. Within UK Retail Banking staff numbers increased by 3,221 as we continue planned improvements to customer service, increased call centre capacity and a substantial increase in our branch sales activities. In Wholesale Markets staff numbers increased by 529, again largely as a result of increasing staff numbers to support higher levels of business, and in International Banking staff numbers decreased by 87.

	31 December 2001	31 December 2000
UK Retail Banking*	**47,922**	44,701
Mortgages	**3,528**	3,407
Insurance and Investments	**6,378**	6,352
Wholesale Markets	**8,980**	8,451
International Banking	**12,305**	12,392
Other	**2,287**	2,237
Total number of employees (full-time equivalent)	**81,400**	77,540

*Although the costs of distributing mortgages and insurance through the Lloyds TSB network are allocated to the mortgage and insurance businesses, the number of employees involved in these activities in the network is included under UK Retail Banking.

CREDIT QUALITY

Charge for bad and doubtful debts

	2001	2000*
	£m	£m
Domestic:		
UK Retail Banking	**439**	345
Mortgages	**(24)**	(13)
Wholesale Markets	**155**	94
Total domestic	**570**	426
International Banking		
- Normal coverage	**122**	115
- General provision re Argentina	**55**	-
Total charge	**747**	541
Specific provisions	**736**	547
General provisions	**11**	(6)
Total charge	**747**	541
Charge as % of average lending:	%	%
(excluding general provision re Argentina)		
Domestic	**0.54**	0.45
International	**0.76**	0.80
Total charge	**0.57**	0.50

* restated for the effect of FRS 18 (page 45, note 1)

The total charge for bad and doubtful debts increased to £747 million from £541 million. The domestic charge increased to £570 million from £426 million, partly as a result of the acquisition of Chartered Trust which increased the charge during the year by £27 million. During 2000, UK Retail Banking had a one-off benefit of £42 million following the full centralisation of its arrears processing. In 2001 growth in provisions against personal loan and credit card balances, reflecting strong growth in the size of both portfolios, was offset by a £32 million release of general provisions relating to our mortgage business.

The charge against the corporate and commercial lending portfolios increased by £53 million largely as a result of provisions being required against a small number of corporate exposures, reflecting the slowdown in economic growth, but also as a result of a £30 million provision made against the Group's loans and advances to one specific corporate customer, which total some £70 million. There was an £18 million reduction in the provisions made against the consumer finance portfolio of Lloyds UDT reflecting improved credit procedures. Provisions overseas increased to £177 million from £115 million, largely as a result of the £55 million general provision charge, taken as a measure of prudence, to cover ongoing credit difficulties in Argentina.

Charge for bad and doubtful debts (continued)

There was a net general provisions charge of £11 million as the £55 million charge relating to the ongoing economic difficulties in Argentina was partly offset by a release of £32 million in the general provision relating to the Group's mortgage portfolio.

Notwithstanding the general slowdown in global economic growth, non-performing loans improved to £1,222 million compared with £1,259 million in December 2000 and £1,205 million in June 2001 and represented 1.0 per cent of total lending, compared with 1.1 per cent in December 2000 and 1.0 per cent in June 2001. Our high quality lending portfolio remains heavily influenced by our mortgage business and we are well positioned for any continued economic slowdown. In addition the Group maintains a constant review of all large corporate and sector exposures and is satisfied that its prudent lending approach will continue to ensure that the Group's high quality lending book remains well positioned.

Movements in provisions for bad and doubtful debts

	2001		2000*	
	Specific £m	**General £m**	Specific £m	General £m
At 1 January	**1,069**	**357**	1,053	361
Exchange and other adjustments	**(15)**	**1**	4	(2)
Adjustments on acquisition	**-**	**-**	45	4
Advances written off	**(885)**	**-**	(745)	-
Recoveries of advances written off in previous years	**194**	**-**	165	-
Charge (release) to profit and loss account:				
New and additional provisions				
- Normal coverage	**1,310**	**9**	1,093	7
- General provision re Argentina	**-**	**55**	-	-
Releases and recoveries	**(574)**	**(53)**	(546)	(13)
	736	**11**	547	(6)
At 31 December	**1,099**	**369**	1,069	357
	1,468		1,426	
Closing provisions as % of lending (excluding unapplied interest)				
Specific:				
Domestic	**848**	**(0.8%)**	774	(0.8%)
International	**251**	**(1.5%)**	295	(2.0%)
	1,099	**(0.9%)**	1,069	(0.9%)
General	**369**	**(0.3%)**	357	(0.3%)
Total	**1,468**	**(1.2%)**	1,426	(1.2%)

* restated for the effect of FRS 18 (page 45, note 1)

Following the implementation of FRS 18 (page 45, note 1) uncollateralised bonds previously included in loans and advances have now been reclassified as debt securities. This reduces significantly the level of provisions held. 2000 comparatives have been restated accordingly.

At the end of December 2001 provisions for bad and doubtful debts totalled £1,468 million. This represented 1.2 per cent of total lending. Non-performing lending decreased to £1,222 million from £1,259 million in December 2000. At the end of the year, total provisions represented over 120 per cent of non-performing loans.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2001 £m	2000* £m
Interest receivable:		
Interest receivable and similar income arising from debt securities	**530**	443
Other interest receivable and similar income	**10,834**	10,611
Interest payable	**6,420**	6,467
Net interest income	**4,944**	4,587
Other income		
Fees and commissions receivable	**2,922**	2,768
Fees and commissions payable	**(602)**	(479)
Dealing profits (before expenses)	**233**	198
Income from long-term assurance business	**193**	615
General insurance premium income	**428**	399
Other operating income	**708**	436
	3,882	3,937
Total income	**8,826**	8,524
Operating expenses		
Administrative expenses	**3,557**	3,378
Exceptional restructuring costs	**217**	188
Total administrative expenses	**3,774**	3,566
Depreciation	**511**	364
Amortisation of goodwill	**39**	22
Depreciation and amortisation	**550**	386
Total operating expenses	**4,324**	3,952
Trading surplus	**4,502**	4,572
General insurance claims	**174**	142
Provisions for bad and doubtful debts		
Specific	**736**	547
General	**11**	(6)
	747	541
Amounts written off fixed asset investments	**60**	32
Operating profit	**3,521**	3,857
Income from associated undertakings and joint ventures	**(10)**	3
Profit on sale of businesses	**39**	-
Profit on ordinary activities before tax	**3,550**	3,860
Tax on profit on ordinary activities	**971**	1,105
Profit on ordinary activities after tax	**2,579**	2,755
Minority interests - equity	**17**	13
- non-equity	**62**	36
Profit for the year attributable to shareholders	**2,500**	2,706
Dividends	**1,872**	1,683
Retained profit	**628**	1,023
Earnings per share	**45.2p**	49.3p
Diluted earnings per share	**44.8p**	48.8p

* restated for the effect of FRS 18 (page 45, note 1)

CONSOLIDATED BALANCE SHEET

	31 December 2001	31 December 2000*
Assets	**£m**	£m
Cash and balances at central banks	**1,240**	1,027
Items in course of collection from banks	**1,664**	1,533
Treasury bills and other eligible bills	**4,412**	1,709
Loans and advances to banks	**15,224**	15,290
Loans and advances to customers	**123,059**	114,832
Non-returnable finance	**(124)**	(400)
	122,935	114,432
Debt securities	**24,225**	14,605
Equity shares	**225**	247
Interests in associated undertakings and joint ventures	**39**	9
Intangible assets	**2,566**	2,599
Tangible fixed assets	**3,365**	3,037
Own shares	**23**	28
Other assets	**4,468**	3,998
Prepayments and accrued income	**3,190**	2,965
Long-term assurance business attributable to the shareholder	**6,574**	6,549
	190,150	168,028
Long-term assurance assets attributable to policyholders	**46,389**	51,085
Total assets	**236,539**	219,113
Liabilities		
Deposits by banks	**24,310**	16,735
Customer accounts	**109,116**	101,989
Items in course of transmission to banks	**534**	420
Debt securities in issue	**24,420**	17,899
Other liabilities	**6,673**	6,600
Accruals and deferred income	**3,563**	4,174
Provisions for liabilities and charges:		
Deferred tax	**1,719**	1,683
Other provisions for liabilities and charges	**401**	442
Subordinated liabilities:		
Undated loan capital	**3,651**	3,391
Dated loan capital	**4,006**	4,119
Minority interests:		
Equity	**37**	37
Non-equity	**960**	515
	997	552
Called-up share capital	**1,411**	1,396
Share premium account	**959**	595
Merger reserve	**343**	343
Profit and loss account	**8,047**	7,690
Shareholders' funds (equity)	**10,760**	10,024
	190,150	168,028
Long-term assurance liabilities to policyholders	**46,389**	51,085
Total liabilities	**236,539**	219,113

* restated for the effect of FRS 18 (page 45, note 1)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2001	2000
	£m	£m
Profit attributable to shareholders	**2,500**	2,706
Currency translation differences on foreign currency net investments	**(86)**	(11)
Total recognised gains and losses relating to the year	**2,414**	2,695
Prior period adjustment (page 45, note 1)	**248**	-
Prior period adjustment in respect of the adoption of FRS 15	**-**	(112)
Total gains and losses recognised during the year	**2,662**	2,583

HISTORICAL COST PROFITS AND LOSSES

There was no material difference between the results as reported and the results that would have been reported on an unmodified historical cost basis. Accordingly, no note of historical cost profits and losses has been included.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2001	2000
	£m	£m
Profit attributable to shareholders	**2,500**	2,706
Dividends	**(1,872)**	(1,683)
Retained profit	**628**	1,023
Currency translation differences on foreign currency net investments	**(86)**	(11)
Issue of shares	**194**	74
Goodwill written back on sale and closure of businesses	**-**	109
Net increase in shareholders' funds	**736**	1,195
Shareholders' funds at beginning of year	**10,024**	8,581
Prior period adjustment (page 45, note 1)	**-**	248
Shareholders' funds at end of year	**10,760**	10,024

CONSOLIDATED CASH FLOW STATEMENT

	2001 £m	2000* £m
Net cash inflow from operating activities	**9,927**	7,474
Dividends received from associated undertakings	**2**	2
Returns on investments and servicing of finance:		
Dividends paid to equity minority interests	**(17)**	(12)
Payments made to non-equity minority interests	**(62)**	(36)
Interest paid on subordinated liabilities (loan capital)	**(492)**	(442)
Interest element of finance lease rental payments	**(1)**	(1)
Net cash outflow from returns on investments and servicing of finance	**(572)**	(491)
Taxation:		
UK corporation tax	**(682)**	(723)
Overseas tax	**(147)**	(141)
Total taxation	**(829)**	(864)
Capital expenditure and financial investment:		
Additions to fixed asset investments	**(47,049)**	(23,564)
Disposals of fixed asset investments	**40,530**	24,850
Additions to tangible fixed assets	**(1,157)**	(1,006)
Disposals of tangible fixed assets	**285**	78
Capital injection to life fund	**(100)**	-
Net cash (outflow) inflow from capital expenditure and financial investment	**(7,491)**	358
Acquisitions and disposals:		
Additions to interests in joint ventures	**(44)**	-
Acquisition of group undertakings	**(180)**	(5,110)
Disposal of group undertakings and businesses	**40**	83
Net cash outflow from acquisitions and disposals	**(184)**	(5,027)
Equity dividends paid	**(1,738)**	(1,522)
Net cash outflow before financing	**(885)**	(70)
Financing:		
Issue of subordinated liabilities (loan capital)	**286**	952
Issue of capital securities by subsidiary undertakings	**456**	509
Issue of ordinary share capital net of £185 million (2000: £124 million) contribution to the QUEST	**194**	74
Repayments of subordinated liabilities (loan capital)	**(131)**	(55)
Capital element of finance lease rental payments	**(20)**	(4)
Net cash inflow from financing	**785**	1,476
(Decrease) increase in cash	**(100)**	1,406

* restated for the effect of FRS 18 (page 45, note 1)

CAPITAL RATIOS

Risk asset ratios

	31 December 2001 £m	31 December 2000* £m
Capital		
Tier 1	**9,168**	7,949
Tier 2	**7,831**	7,722
	16,999	15,671
Supervisory deductions	**(6,960)**	(6,862)
Total capital	**10,039**	8,809
	£bn	£bn
Risk-weighted assets		
UK Retail Banking	**19.5**	17.4
Mortgages	**28.6**	26.6
Insurance and Investments	**0.2**	0.2
UK Retail Financial Services	**48.3**	44.2
Wholesale Markets	**45.4**	36.5
International Banking	**13.9**	12.4
Central group items	**1.2**	0.9
Total risk-weighted assets	**108.8**	94.0
Risk asset ratios		
Total capital	**9.2%**	9.4%
Tier 1	**8.4%**	8.5%
Post-tax return on average risk-weighted assets		
- statutory basis	**2.53%**	3.10%
- business as usual basis	**3.20%**	3.38%

* restated for the effect of FRS 18 (page 45, note 1)

At the end of December 2001 the risk asset ratios were 9.2 per cent for total capital and 8.4 per cent for tier 1 capital.

In 2001, total capital for regulatory purposes increased by £1,230 million to £10,039 million. Tier 1 capital increased by £1,219 million, mainly from retained profits and the issue of tax efficient capital instruments. Tier 2 capital increased by £109 million and supervisory deductions increased by £98 million.

Risk weighted assets increased to £108.8 billion and the post-tax return on average risk-weighted assets, a key measure of efficient use of capital, was 2.53 per cent on a statutory basis and 3.20 per cent on a business as usual basis.

BALANCE SHEET INFORMATION

Total assets

Total assets increased by £18 billion, or 8 per cent, to £237 billion. Loans and advances to customers increased by £9 billion, or 7 per cent, to £123 billion.

	31 December 2001	31 December 2000*
Deposits - customer accounts	**£m**	£m
Sterling:		
Non-interest bearing current accounts	**6,008**	5,504
Interest bearing current accounts	**18,852**	18,221
Savings and investment accounts	**48,969**	45,972
Other customer deposits	**17,682**	17,933
Total sterling	**91,511**	87,630
Currency	**17,605**	14,359
Total deposits - customer accounts	**109,116**	101,989
Loans and advances to customers		
Domestic:		
Agriculture, forestry and fishing	**2,074**	2,026
Manufacturing	**3,321**	3,357
Construction	**1,309**	1,016
Transport, distribution and hotels	**4,440**	3,836
Property companies	**2,907**	2,470
Financial, business and other services	**8,736**	9,295
Personal : mortgages	**56,578**	52,659
: other	**12,784**	11,138
Lease financing	**7,552**	8,070
Hire purchase	**5,345**	5,172
Other	**2,992**	2,526
Total domestic	**108,038**	101,565
International:		
Latin America	**2,347**	2,222
New Zealand	**8,435**	7,368
Rest of the world	**5,651**	4,787
Total international	**16,433**	14,377
	124,471	115,942
Provisions for bad and doubtful debts**	**(1,466)**	(1,420)
Interest held in suspense**	**(70)**	(90)
Total loans and advances to customers	**122,935**	114,432

* restated for the effect of FRS 18 (page 45, note 1)

** figures exclude provisions and interest held in suspense relating to loans and advances to banks

NOTES

1. Accounting policies and presentation

During the year, the Group implemented the requirements of Financial Reporting Standard 18 'Accounting Policies' (FRS 18). On implementation of this new standard, the Group has taken the opportunity to review the appropriateness of accounting policies in a number of areas and the following change has been made as a result. Debt securities acquired in exchange for advances to countries experiencing payment difficulties which are not (nor due to be) collateralised by US Treasury securities ('uncollateralised bonds') were, like the original debt, previously included in loans and advances, at their written down value at date of exchange as adjusted for any subsequent movements in bad debt provisions. This treatment is no longer considered to be the most appropriate and the uncollateralised bonds have been reclassified as debt securities where they are carried at an amount based on the market value at the date of the original exchange as adjusted for the amortisation of the discount on acquisition. A prior year adjustment, increasing reserves by £248 million, has been made to reflect the revised policy.

The effect of this change on the profit and loss account for 2001 has been to increase other operating income by £77 million, increase the charge for bad and doubtful debts by £84 million, increase amounts written off fixed asset investments by £38 million, and to reduce profit before tax by £45 million. Loans and advances have been reduced by £294 million, debt securities have increased by £657 million and shareholders' funds have increased by £254 million. 2000 comparatives have been restated; other operating income increased by £58 million, amounts written off fixed asset investments increased by £18 million and the charge for bad and doubtful debts increased by £66 million. Profit before tax has been reduced, therefore, by £26 million.

2. Economic profit

In pursuit of our aim to maximise shareholder value, we use a system of value based management as a framework to identify and measure value in order to help us make better business decisions. Accounting profit is of limited use as a measure of value creation and performance as it ignores the cost of the equity capital that has to be invested to generate the profit. We choose economic profit as a measure of performance because it captures both growth in investment and return. Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. Our calculation of economic profit uses average equity for the year and is based on a cost of equity of 9 per cent (2000: 9 per cent).

Economic profit instils a rigorous financial discipline in determining investment decisions throughout the Group. It enables us to evaluate alternative strategies objectively, with a clear understanding of the value created by each strategy, and then to select the strategy which creates the greatest value.

3. **Earnings per share**

	2001	2000*
Business as usual		
Profit attributable to shareholders	**£3,188m**	£2,952m
Weighted average number of ordinary shares in issue	**5,533m**	5,487m
Earnings per share	**57.6p**	53.8p
Basic – statutory		
Profit attributable to shareholders	**£2,500m**	£2,706m
Weighted average number of ordinary shares in issue	**5,533m**	5,487m
Earnings per share	**45.2p**	49.3p
Fully diluted		
Profit attributable to shareholders	**£2,500m**	£2,706m
Weighted average number of ordinary shares in issue	**5,583m**	5,545m
Earnings per share	**44.8p**	48.8p

* restated for the effect of FRS 18 (page 45, note 1)

4. **Tax**

The effective rate of tax was 27.4 per cent (2000: 28.6 per cent). The lower effective rate of tax, compared with the standard tax rate of 30 per cent, is largely due to tax relief on payments to the QUEST to satisfy Save As You Earn options, and gains on disposals of investments and properties sheltered by capital losses.

5. **Short-term fluctuations in investment returns**

In accordance with generally accepted accounting practice in the UK, it is the Group's accounting policy to carry the investments comprising the reserves held by its life companies at market value. In the past, this has not had a significant impact upon the Group's results because of the limited reserves necessary to support the predominantly unit linked business of Lloyds TSB Life and Abbey Life. However, the reserves held to support the with-profits business of Scottish Widows are substantial and changes in market values will result in significant volatility in the Group's embedded value earnings. In addition, the movement in the embedded value in the balance sheet includes experience variances related to movements in the market value of the funds. Consequently, in order to provide a clearer representation of the underlying performance, the results of the Life and Pensions business are analysed between an operating profit, including investment earnings calculated using longer-term investment rates of return, and a profit before tax, separately identifying the effect of short-term fluctuations in investment returns.

5. **Short-term fluctuations in investment returns** (continued)

The longer-term rates of return for the period are consistent with those used by the Group in the calculation of the embedded value at the beginning of the period, which were 8.00 per cent for equities and 5.25 per cent for gilts. These are based upon a long-term view of economic activity and are therefore not adjusted for market movements which are considered to be short term. This approach is considered the most appropriate given the long-term nature of the portfolio of products and achieves consistency in reporting from one period to the next.

Lloyds TSB General Insurance also holds investments to support its underwriting business; these are carried at market value and gains and losses included within dealing profits. Consistent with the approach adopted for the life and pensions business, an operating profit for the general insurance business is calculated including investment earnings normalised using the same long-term rates of return.

During 2001 the FTSE All-Share index fell by 15 per cent and this created adverse short-term fluctuations in investment returns totalling £648 million. These adverse short-term fluctuations should not represent a permanent impairment to the value of the Group's reserves which fluctuate as stockmarket values fluctuate.

6. **Changes in the economic assumptions applied to our long-term assurance business**

The shareholder's interest in the long-term assurance business ('embedded value') is calculated on the basis of a series of economic and actuarial assumptions. Following the acquisition of the business of Scottish Widows, a detailed review of the economic assumptions used in the embedded value calculation was carried out, to ensure that these assumptions remained appropriate for the enlarged life and pensions business in the context of forecast long-term economic trends. As a result of this review certain assumptions were amended, including the risk-adjusted discount rate which was reduced from 10 per cent to 8.5 per cent. The revised assumptions, which were used with effect from 1 January 2000 for Abbey Life and the bancassurance operation of Lloyds TSB Life, resulted in a one-off credit to the profit and loss account of £127 million in 2000. The same assumptions were used for the Scottish Widows business from the date of acquisition.

7. **Stakeholder pensions**

Stakeholder pensions were introduced from 6 April 2001, with charges on these new products being limited by Government to a maximum of one per cent per annum. In order not to disadvantage existing pensions customers, charges were reduced on our existing book. This had the effect of reducing future cash flows in the Group's embedded value calculation and a one-off charge of £80 million was therefore made to the profit and loss account in 2000.

8. **Abbey National offer costs**

These relate to costs incurred in connection with the proposed acquisition of Abbey National plc prior to the announcement by the Secretary of State for Trade and Industry that Lloyds TSB would not be permitted to proceed with an offer.

9. **Profit on sale of Lloyds TSB Asset Management S.A.**

In October 2001, the Group sold its Brazilian fund management and private banking business, including its subsidiary Lloyds TSB Asset Management S.A., to Banco Itaú S.A.. The net asset value of the business sold was less than £2 million and assets under management were approximately US$2.0 billion. The sale of this business did not affect the Group's other Brazilian businesses. The profit before tax on the sale of £39 million has been included in the accounts of the Group for the year ending 31 December 2001.

10. **Dividend**

A final dividend for 2001 of 23.5p per share (2000: 21.3p) will be paid on 1 May 2002, making a total for the year of 33.7p (2000: 30.6p), an increase of 10 per cent.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Shareholders who have not joined the plan and wish to do so may obtain an application form from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA (telephone 0870 6003990). Key dates for the payment of the final dividend are:

Shares quoted ex-dividend. Shares purchased before this date qualify for the dividend	27 February
Record date. Shareholders on the register on this date are entitled to the dividend	1 March
Final date for joining or leaving the dividend reinvestment plan	3 April
Final dividend paid	1 May

11. **Other information**

The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001 were approved by the directors on 14 February 2002 and will be delivered to the registrar of companies following publication on 9 March 2002. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Results for the half-year to 30 June 2002 will be announced on 2 August 2002.

CONTACTS

For further information please contact:-

Kent Atkinson
Group Finance Director
Lloyds TSB Group plc
020 7356 1436
E-mail: kent.atkinson@ltsb-finance.co.uk

Michael Oliver
Director of Investor Relations
020 7356 2167
E-mail: michael.oliver@ltsb-finance.co.uk

Terrence Collis
Director of Group Corporate Communications
Lloyds TSB Group plc
020 7356 2078
E-mail: terrence.collis@lloydstsb.co.uk

Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 71 Lombard Street, London EC3P 3BS (telephone 020 7356 1273). The full news release can also be found on the Group's website - www.lloydstsb.com.

Information about the Group's role in the community and copies of the Group's code of business conduct and its environmental report may be obtained by writing to Public Affairs, Lloyds TSB Group plc, 71 Lombard Street, London EC3P 3BS. This information is also available on the Group's website.